Markel Corporation
4521 Highwoods Parkway
Glen Allen, VA 23060

May 3, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-15811

Dear Mr. Rosenberg:

We are responding to your comment letter dated April 19, 2012. For ease of reference, we have reproduced your comments and provided our response directly following them.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Intangible Assets, page 97

1.
Please tell us each reporting unit for your goodwill impairment test and the respective goodwill balance at December 31, 2011. For any reporting unit in which the estimated fair value is not substantially in excess of the carrying amount and therefore is at risk of failing step one of the impairment test, please provide proposed revised disclosure to be included in future filings to include the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of how the key assumptions in the impairment analysis were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one, or that no reporting units are at risk, please revise to disclose this information.

See Appendix 1 to this letter for a listing of goodwill as of December 31, 2011 for each of our reporting units.

We advise you supplementally that:

•
We operate in three segments of the specialty insurance market place: the Excess and Surplus Lines, the Specialty Admitted and the London markets. In making its assessment of our operating segments, management considers many factors, including the nature of our insurance products, production sources, distribution strategies and regulatory environment.

•
Our non-insurance operations are comprised of a diverse portfolio of industrial and service companies from various industries, including manufacturers of dredging equipment, high-speed bakery equipment, laminated furniture products and food processing equipment, an owner and operator of manufactured housing communities, a real estate investment fund manager, a concierge medical and executive health services company, a retail intelligence services company, a company that manages behavioral health programs and a manufacturer and lessor of trailer tubes used by industrial, chemical and distribution companies to transport gas and liquids. In addition to offering dissimilar products and services in dissimilar industries, separate local management teams oversee the day-to-day operations of each of these companies. These businesses are viewed by management as separate and distinct from our insurance operations.

•
In making our assessment of reporting units for purposes of goodwill impairment testing, we considered the guidance of Accounting Standard Codification (ASC) 350-20-35. Specifically, ASC 350-20-35 provides that a reporting unit is an operating segment or component of an operating segment that is a business for which discrete financial information is available; for which segment management regularly reviews the operating results; and which has economic characteristics that are different from the economic characteristics of the other components in the operating segment. Additionally, ASC 350-20-35-36 provides that an operating segment will be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

•
Within our insurance operations, we have defined the Excess and Surplus Lines and the London Insurance Market segments as reporting units. We have also defined FirstComp (a component of the Specialty Admitted segment) as a reporting unit for purposes of our 2011 goodwill impairment assessment. We consider the goodwill of each of these three reporting units to be material. The goodwill for the Specialty Admitted segment excluding FirstComp is immaterial.

•
For purposes of our 2011 goodwill impairment assessment, FirstComp was considered a reporting unit separate from the other business operations within the Specialty Admitted segment since it was a recent acquisition (October 2010), and its operations had not been fully integrated into the operations of the segment as of our assessment date. However, the products, distribution channels and strategies, and the regulatory environment of FirstComp are economically similar to other business components within the Specialty Admitted segment. We anticipate that FirstComp will become part of the Specialty Admitted reporting unit once we complete its integration which may be as early as late 2012.

•
Within our non-insurance operations, we have defined each component business as a separate reporting unit for purposes of our 2011 goodwill impairment assessment. We consider the goodwill of three of these reporting units (Reporting Unit A, Reporting Unit B and Reporting Unit C) to be material.

•
We complete our goodwill impairment assessment annually during the fourth quarter of each year based upon results of operations through September 30. In conjunction with our testing for goodwill impairment, we review and assess our reporting units, unless events or circumstances suggest a change in a reporting unit may be required before that time.

In conjunction with our annual assessment of goodwill during the fourth quarter of 2011, we elected to early adopt Accounting Standard Update (ASU) No. 2011-08, Testing Goodwill for Impairment, as disclosed in note 1(q) of our 2011 Annual Report on Form 10-K. This guidance amends ASC Topic 350, Intangibles-Goodwill and Other and permits an entity to first assess qualitative factors (commonly referred to as “Step 0”) to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. Under this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. Additionally, this ASU permits an entity to bypass Step 0, in any period, and directly perform the first step of the goodwill impairment test and then resume performing the qualitative assessment in any subsequent period. If, however, it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the first step of the two-step goodwill impairment test is required to be performed in accordance with ASC Topic 350.

We used Step 0 for all reporting units with material goodwill, except for the London Insurance Market reporting unit, where we elected to bypass Step 0 as permitted by ASU 2011-08 and began our assessment of potential goodwill impairment with Step 1. We elected to bypass Step 0 for the London Insurance Market reporting unit because the information to complete the Step 1 test was also required for other regulatory purposes.

For all reporting units assessed under Step 0, we concluded it was more likely than not that the carrying value of the reporting unit did not exceed its fair value. Accordingly, Step 1 was not required and we did not calculate the reporting unit's fair value as of October 1, 2011. Our Step 0 analysis for FirstComp is described in more detail below in our response to comment 2. As part of our Step 0 evaluation of reporting units with material goodwill included in our non-insurance operations, we considered the fact that these businesses had all been acquired since December 2010 in orderly transactions between market participants, and our purchase price represented fair value at acquisition. There were no events in 2011 which had a significant impact on the fair value of these reporting units.

For the London Insurance Market reporting unit, we completed our Step 1 assessment and calculated its fair value to be substantially in excess of its carrying value as of October 1, 2011. Based upon this result, we do not believe the London Insurance Market reporting unit is at risk for failing Step 1.

Based upon the assessments made as of October 1, 2011 and considering all facts and circumstances which may have impacted the fair value of a reporting unit with material goodwill between that date and December 31, 2011, we concluded that goodwill was not impaired for any of our reporting units as of December 31, 2011. We disclosed that conclusion in note 6 in our Annual Report on Form 10-K. There have been no facts or circumstances since that time and through the date of this letter that have caused us to update our assessment or to change our conclusion.

Further, we do not believe we have material goodwill at any reporting units that are at risk of failing Step 1 of the goodwill impairment test as of December 31, 2011. In future filings, if we determine that none of our reporting units are at risk of failing Step 1 of the goodwill impairment test we will include a disclosure making that statement. If, however, our assessments change and we believe any of our reporting units are at risk of failing Step 1, we will also include additional disclosure regarding that risk, consistent with your comments.

2.
Your segment disclosure in Note 17 discloses that you had $45 million of segment loss for the year ended December 31, 2011 relating to the Specialty Admitted segment of which $33.8 million is from the FirstComp acquisition, as disclosed on page 106, and $109 million of segment loss relating to the London Insurance Market segment. Your disclosure in Note 6 discloses that you had $63 million of goodwill relating to the FirstComp acquisition, which is in the Specialty Admitted segment, and $309 million of goodwill relating to the London Insurance Market segment. If you determine that the applicable reporting units for which the FirstComp business or the London Insurance Market segment are included are not at risk of failing step one, please specifically tell us why, given the losses of this business/segment, you believe that to be the case.

FirstComp

As noted in your comment, the Specialty Admitted segment included an operating segment loss of $33.8 million from FirstComp in 2011, which was consistent with our expectations and the assumptions used in the original valuation that was performed in connection with the acquisition. We disclosed our expected loss on page 103 of our 2010 Annual Report on Form 10-K, which stated it was “likely that our FirstComp operations will produce an underwriting loss in 2011, which could approximate $30 million.”

In completing our Step 0 assessment, we selected various qualitative factors to analyze that would be indicative of the value of FirstComp should it need to be revalued as of October 1, 2011. We broke down these factors into the following general categories and subcategories:

1.	Events that affect the income valuation approach

a.	Macro-economic factors

b.	Industry level factors

c.	Business performance factors

2.	Events related to an established peer group of companies

3.	Factors specific to FirstComp

We identified 41 total individual factors in the categories above, and evaluated the current status of each factor as “adverse,” “neutral,” or “positive” relative to the status of that factor as of the initial valuation date (October 15, 2010) and the relative impact of that factor on the fair value of FirstComp. Of the identified factors, 13 were identified as business performance factors and 11 of these 13 factors were assessed as having either a positive or neutral impact on the respective assumptions used in our initial valuation. The business performance factors included consideration of both actual 2011 financial performance and budgeted 2012 financial performance. After considering all the various factors indentified, we concluded that it was more likely than not that the fair value of the FirstComp reporting unit exceeded its carrying value as of October 1, 2011 and, therefore, did not proceed to a Step 1 goodwill impairment assessment.

London Insurance Market

As stated in our first response, we do not believe the London Insurance Market reporting unit is at risk of failing Step 1 as of December 31, 2011. It should be noted that the London Insurance Market segment's 2011 underwriting loss of $109.5 million was driven by approximately $123 million of losses from natural catastrophes. Across the P&C industry, 2011 catastrophe losses were impacted by a higher frequency of events than in prior years including the Japanese earthquake and subsequent tsunami, the Australian floods, the New Zealand earthquake, U.S. storms, Hurricane Irene, and the Thai floods. The losses experienced in our London Insurance Market segment from each of these events were within our risk tolerance. The cash flows associated with paying these losses were considered in the discounted cash flow analysis used in support of our Step 1 analysis as of October 1, 2011. The London Insurance Market segment has recorded a combined ratio of 100% or less in four of the last six years and we do not believe our loss experienced in 2011, as a result of higher than expected frequency of catastrophe events, is indicative of a trend.

For both FirstComp and the London Insurance Market segments, the operating segment losses do not incorporate investment returns. As disclosed on page 72 in our 2011 Annual Report filed on form 10-K “all investing activities related to our insurance operations are included in the Investing segment” as the related assets are available for payment of losses and expenses for all operating segments. However, for purposes of evaluating goodwill impairment, these investing results are incorporated in our assessment of the goodwill for each respective insurance reporting unit. These investment returns would have significantly reduced the operating losses of the FirstComp and London Insurance Market reporting units in 2011.

Report of Independent Registered Public Accounting Firm, page 86

3.
You state on page 5 of the definitive proxy filed on March 16, 2012 that All Other Fees paid to your auditors included fees billed for actuarial certifications and services. The Report of the Audit Committee on page 17 states that the audit committee considered whether the provision of non-audit services (none of which related to financial information systems design and implementation) by KPMG is compatible with maintaining independence and has discussed with KPMG its independence. Please tell us the nature of the services provided by KPMG and clarify to us why the services did not create an independence issue for your auditor.

SEC rule S-X 2-01(c)(4) provides in part “an accountant is not independent if, at any point during the audit and professional engagement period, the accountant provides … any actuarially-oriented advisory service involving the determination of amounts recorded in the financial statements and related accounts for the audit client other than assisting a client in understanding the methods, models, assumptions, and inputs used in computing an amount, unless it is reasonable to conclude that the results of the services will not be subject to audit procedures during an audit of the audit client's financial statements.” The actuarial services KPMG provides would not impair its independence under this rule because:

•	We determine the amounts recorded in the financial statements and KPMG's actuarial service plays no role in determining these amounts.

•	KPMG's service is provided after we determine the amounts subject to audit. Accordingly, there is no appearance of a lack of independence.

The actuarial services provided by KPMG consist of providing Statements of Actuarial Opinion including Actuarial Opinion Summaries and do not include an “embedded” prohibited service. The Statements of Actuarial Opinion are required by the National Association of Insurance Commissioners Property and Casualty Annual Statement Instructions. While our internal actuaries could provide these opinions, we believe there is a benefit to having an external independent actuarial opinion. KPMG's actuarial opinions are provided only after management has determined the carried reserves at these subsidiaries.

We have provided an extensive discussion of our accounting for unpaid losses and loss adjustment expenses, including the role of our internal actuaries and management in the reserving process, on pages 90 through 96 of our 2011 Annual Report on Form 10-K. Net reserves are held at management's best estimate and typically exceed our internal actuaries' calculated point estimate.

We have seven credentialed internal actuaries who, under the supervision of our Chief Actuarial Officer, are responsible for preparing actuarial estimates of our statutory reserves for unpaid losses and loss adjustment expenses. Our internal actuaries' point estimates are a primary factor considered by management in establishing held reserves.

Our audit committee is responsible for pre-approving all non-audit services provided by KPMG, including these actuarial certifications.  Matters relevant to a determination that KPMG's independence is not impaired by providing these services include:

•	We employ credentialed actuaries who prepare actuarial analyses to determine the actuarial point estimates.

•	Management uses the internal actuaries' point estimates and ranges in determining reserve amounts to be recorded for our statutory reserves for unpaid losses and loss adjustment expenses.

•	Management determines its best estimate of our statutory reserves for unpaid losses and loss adjustment expenses before receiving KPMG's Statement of Actuarial Opinion.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact D. Michael Jones, General Counsel, at 804-965-1734.

Sincerely,

/s/ Anne G. Waleski

Anne G. Waleski
Vice President and Chief Financial Officer

cc:	Stewart M. Kasen, Chairman, Audit Committee
Nora N. Crouch, Controller & Chief Accounting Officer
D. Michael Jones, General Counsel
Clyde L. Pehl, Partner, KPMG

Appendix 1

Components of Goodwill

(in thousands)
Excess & Surplus Lines Segment		December 31, 2011	10-K Reported
Component Unit A	Component Unit	50,426
Component Unit B	Component Unit	31,344
Reporting Unit & Segment Total	Reporting Unit	81,770	81,770

Specialty Admitted Segment
FirstComp	Reporting Unit	63,026
Specialty Admitted Excluding FirstComp	Reporting Unit	1,888
Segment Total		64,914	64,914

London Insurance Market Segment
Component Unit A	Component Unit	248,558
Component Unit B	Component Unit	45,197
Component Unit C	Component Unit	15,309
Reporting Unit & Segment Total	Reporting Unit	309,064	309,064

Other: Non-Insurance Operations
Reporting Unit A	Reporting Unit	47,601
Reporting Unit B	Reporting Unit	31,622
Reporting Unit C	Reporting Unit	28,692
Reporting Unit D	Reporting Unit	18,812
Reporting Unit E	Reporting Unit	15,752
Reporting Unit F	Reporting Unit	7,880
Reporting Unit G	Reporting Unit	1,454
Non-Insurance Operations Total		151,813	151,813
Total Goodwill		607,561	607,561

Note: We have not identified reporting units by name, except as necessary to respond to your comments, in order to protect confidential business information.